Exhibit 99.1

Luxoft Holding, Inc Reports Results for Three and Nine Months Ended December 31, 2016

LONDON—Luxoft Holding, Inc (NYSE:LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced results for the three and nine months ended December 31, 2016.

Highlights — Three Months Ended December 31, 2016

•                  US GAAP revenue on the reported basis amounted to $206.9 million, an increase of 20.3% year over year and 5.3% sequentially

•                  US GAAP revenue on the constant currency basis amounted to $209.7 million, an increase of 21.9% year over year and 6.7% sequentially

•                  US GAAP revenue outside of the top three legacy accounts increased 53.0% year over year

•                  Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) were $37.5 million and EBITDA margin was 18.1%, compared to $32.8 million and 19.1% in the year-ago quarter and $37.4 million and 19.1% sequentially

•                  Diluted earnings per share (EPS) on a US GAAP basis was $0.55, compared to $0.52 in the year-ago quarter and $0.48 sequentially

•                  Diluted EPS on a non-GAAP basis was $0.82, compared to $0.72 in the year-ago quarter, and $0.83 sequentially

Highlights — Nine Months Ended December 31, 2016

•                  US GAAP revenue amounted to $581.4 million, an increase of 20.7% year over year

•                  US GAAP revenue on the constant currency basis amounted to $588.0 million, an increase of 22.1% year over year

•                  Adjusted EBITDA was $104.6 million and EBITDA margin was 18.0%, compared to $96.9 million and 20.1% for the same period last year

•                  Diluted EPS on a US GAAP basis was $1.44, compared to $1.62 in the nine months of last year

•                  Diluted EPS on a non-GAAP basis was $2.27, compared to $2.16 in the nine months of last year

•                  High Potential Account (HPA) group generated revenues in excess of $160 million, an increase of over 110% year over year

•                  Top one client concentration decreased 6.5 points year over year

•                  Productivity per engineer reached $78,761, an increase of 2.0% vs. the same period a year ago

Revenue for the three months ended December 31, 2016 increased to $206.9 million, up 20.3% from $171.9 million for the same period a year ago, and 5.3% sequentially. Adjusted EBITDA was $37.5 million with corresponding margins of 18.1%, as compared to $32.8 million and 19.1%, respectively, in the year ago quarter, and $37.4 million and 19.1% sequentially. US GAAP net income was $18.5 million, or $0.55 per diluted share, compared to $18.0 million and $0.52 per diluted share for the same period a year ago, and $16.3 million and $0.48 sequentially. Non-GAAP net income was $27.9 million, or $0.82 per diluted share, compared to $24.8 million and $0.72 per diluted share for the same period a year ago, and $27.8 million and $0.83 sequentially. Reconciliations between non-GAAP financial measures and US GAAP operating results and diluted EPS are included at the end of this release.

Revenue for the nine months ended December 31, 2016 increased to $581.4 million, up 20.7% from $481.5 million for the same period a year ago. US GAAP net income was $48.9 million, or $1.44 per diluted share, compared to $55.7 million and $1.62 per diluted share for the same period a year ago. Non-GAAP net income was $76.8 million, or $2.27 per diluted share, compared to $74.0 million and $2.16 per diluted share for the same period a year ago.

“We are happy to deliver good quarterly results to our shareholders, reflecting healthy growth and margins in line with our guidance. It has been a volatile time for businesses worldwide; however, we welcome challenges as they provide opportunities to transform the company and make it even stronger,” said Dmitry Loschinin, CEO and President of Luxoft.  He continued: “We are happy to see solid growth across our core verticals mostly driven by High Potential Accounts across Automotive, Financial Services and Telecom sectors.  At this time, the HPA group in the aggregate delivers close to 30% of revenues and is growing 110-120% on an annual basis.  We believe we are successfully rotating the source of growth for the company to a new client base outside of our legacy clients.  Current pace of our account development and pipeline dynamic combined with prevailing trends around autonomous driving, robo-advisory, cloud enablement, and other disruptive digital technologies that support IT spending momentum, we stand optimistic on our ability to capture the incoming demand.”

Virtually all of Luxoft’s key verticals delivered strong performance during the course of the year with Telecom and Automotive and Transport delivering robust annual growth of 71.6% and 45.5%, respectively, for the nine months ended December 31, 2016. For the same period, the Company generated historically steady revenue growth across its core geographies: Swiss revenues increased 73.2%, German revenues increased 37.8%, and U.S. revenues increased 23.5% compared to the year-ago period. Luxoft finished the first nine months of this financial year with 12,036 employees, of which 10,149 were delivery professionals, who continued to drive average productivity during this period to another record — in excess of $78,700 per engineer or 2.0% annual growth.  The effective rate for the nine months ended December 31, 2016 was 15.0%, the bottom of the expected 15%-16% range for current fiscal year.

“We are pleased to announce a set of quarterly results marked by strong operational and financial performance. Despite some headwinds in foreign exchange, political, and other macro aspects we were able to reinvest into the company, once again honored our annual earnings outlook, and reported financial results in-line with the expectations. Our revenue per billable engineer keeps climbing as we consistently offer more value to our clients and increase productivity within the company. Our cash cushion and the level of free cash flow generation remain healthy and stable as we continue our bolt-on acquisition strategy, being conscious of shareholder dilution and remaining virtually free of the long-term debt,” said Roman Yakushkin, Chief Financial Officer.

Outlook for the Year Ending March 31, 2017:

The Company is confirming the following guidance for the financial year ending March 31, 2017:

•                  Revenue is expected to be at least $781 million, an increase of at least 20.0% year over year

•                  Adjusted EBITDA margin is expected to be in the range of 17.0% - 19.0%

•                  Diluted EPS guidance on a GAAP basis is expected to be at least $1.65; diluted EPS on a non-GAAP basis is expected to be at least $2.85

•                  EPS is based on an estimated weighted average of 33,967,797 diluted shares

Reconciliations between forward-looking non-GAAP financial measures and comparable forward-looking measures on a US GAAP basis are included at the end of this release.

Conference Call Information:

A conference call will be conducted with the members of Luxoft’s senior management at 8:00 a.m. EST on Wednesday, February 15, 2017 to review the financial and operational performance of the Company for the above-mentioned period.

To participate in the conference call please dial 877-407-8293 (for domestic U.S. callers) or 201-689-8349 (for international callers). A live webcast will also be available during the call and can be accessed at http://edge.media-server.com/m/p/3vfj55sp/lan/en. Participants, please access the website at least 10 minutes prior to the call to register and follow the instructions provided on the website to download and install the necessary applications.

If you are unable to join our live event, a replay will be available by dialing 877-660-6853 (for domestic U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID# 13653359. The replay will be available from two hours as of the end of the call and up to 11:59 p.m. EST on March 1, 2017. The replay will also be available at Luxoft’s Investor Relations portal for 14 days following the call.

About Luxoft:

Luxoft Holding, Inc. (NYSE:LXFT) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 32 dedicated delivery centers worldwide. It has more than 12,000 employees across 39 offices in 19 countries in North America, Mexico, Western and Eastern Europe, Asia Pacific,

and South Africa. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

Non-GAAP Financial Measures:

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; and non-GAAP diluted Earnings per share (EPS). Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs, that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing their understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements:

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate, or actual increases to our effective tax rate which we may experience from time to time; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on Form 20-F for the year ended March 31, 2016 and other documents filed with or furnished to the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share amounts)

	December 31,	As of March 31,
	2016	2016
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$98,064	$108,545
Trade accounts receivable, net of allowance for doubtful accounts of $473 at December 31, 2016 and $79 at March 31, 2016	145,814	131,204
Unbilled revenue	17,539	16,081
Work-in-progress	2,109	1,595
Due from related parties	1,770	2,180
VAT and other taxes receivable	1,684	1,814
Advances issued	3,271	2,413
Other current assets	6,164	3,333
Total current assets	276,415	267,165

Non-current assets
Deferred tax assets	5,304	3,174
Property and equipment, net	45,403	46,072
Intangible assets, net	90,885	43,780
Goodwill	52,210	30,285
Other non-current assets	7,725	4,066
Total non-current assets	201,527	127,377
Total assets	$477,942	$394,542

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	$542	$460
Accounts payable	7,036	8,266
Accrued liabilities	33,053	27,357
Deferred revenue	2,678	5,048
Due to related parties	361	518
VAT and other taxes payable	20,068	22,532
Payable under foreign exchange contracts	418	2,476
Payable for acquisitions, current	17,815	5,595
Other current liabilities	2,053	1,503
Total current liabilities	84,024	73,755

Deferred tax liability, non-current	5,591	5,511
Contingent payable for software acquisition, non-current	17,500	11,786
Other non-current liabilities	1,522	1,757
Total liabilities	108,637	92,809

Shareholders’ equity
Share capital (80,000,000 shares authorized; 33,241,472 issued and outstanding with no par value as at December 31, 2016, and 80,000,000 shares authorized; 33,178,641 issued and outstanding with no par value as at March 31, 2016)	—	—
Additional paid-in capital	126,407	107,477
Common stock held in treasury, at cost (44,724 shares as of December 31, 2016; 35,579 shares as of March 31, 2016)	(3,172)	(2,665)
Retained earnings	249,773	200,870
Accumulated other comprehensive loss	(3,735)	(3,981)
Total shareholders’ equity attributable to the Group	369,273	301,701
Non-controlling interest	32	32
Total equity	369,305	301,733
Total liabilities and equity	$477,942	$394,542

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In thousands of US dollars, except share and per share amounts)

	For the three months		For the nine months
	ended December 31,		ended December 31,
	2016	2015	2016	2015
	Unaudited		Unaudited
Sales of services	$206,924	$171,946	$581,430	$481,543
Operating expenses
Cost of services (exclusive of depreciation and amortization)	124,688	97,412	345,348	275,835
Selling, general and administrative expenses	54,291	45,229	157,530	123,505
Depreciation and amortization	9,362	6,201	24,587	17,111
(Gain)/Loss from revaluation of contingent liability	(1,424)	61	(1,363)	845
Operating income	20,007	23,043	55,328	64,247

Other income and expenses
Interest income/(expense), net	6	61	10	(28)
Other gains, net	3,630	1,025	4,364	1,601
Gain from foreign currency exchange contract	953	595	1,314	1,280
Net foreign exchange loss	(2,847)	(3,474)	(3,493)	(1,905)
Income before income taxes	21,749	21,250	57,523	65,195
Income tax expense	(3,217)	(3,211)	(8,620)	(9,536)
Net income	$18,532	$18,039	$48,903	$55,659
Net (income)/loss attributable to the non-controlling interest	—	—	—	—
Net income attributable to the Group	$18,532	$18,039	$48,903	$55,659

Basic EPS per Class A and Class B ordinary share
Net income attributable to the Group per ordinary share	$0.56	$0.55	$1.47	$1.69
Weighted average ordinary shares outstanding	33,225,850	32,892,577	33,210,119	32,885,820

Diluted EPS per Class A and Class B ordinary share
Diluted net income attributable to the Group per ordinary share	$0.55	$0.52	$1.44	$1.62
Diluted weighted average ordinary shares outstanding	33,878,605	34,523,031	33,879,650	34,267,675

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars)

	For the three months ended December 31,		For the nine months ended December 31,
	2016	2015	2016	2015
	Unaudited		Unaudited
Net income	$18,532	$18,039	$48,903	$55,659
Other comprehensive income/(loss) income, net of tax
Gains on derivative instruments, net of tax effect of $74 and $173	1,648	—	2,258	—
Translation adjustments with no tax effects	(367)	(288)	(2,012)	(426)
Total other comprehensive income/(loss)	1,281	(288)	246	(426)
Comprehensive income	19,813	17,751	49,149	55,233

Comprehensive income (income)/loss attributable to the non-controlling interest	—	—	—	—
Comprehensive income attributable to the Group	$19,813	$17,751	$49,149	$55,233

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands of US dollars)

	For the nine months
	ended December 31,
	2016	2015
	(unaudited)
Operating activities
Income from operations	$48,903	$55,659

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,587	17,111
Deferred tax benefit	(1,434)	(1,783)
Foreign currency exchange contracts income	(1,314)	(1,280)
Loss on foreign exchange	3,493	1,905
Provision for doubtful accounts	417	458
(Gain)/loss from revaluation of contingent liability	(1,363)	845
Share-based compensation	21,515	13,762

Changes in operating assets and liabilities:
Trade accounts receivable and unbilled revenue	(3,389)	(1,639)
Work-in-progress	(514)	(728)
Due to and from related parties	261	(1,665)
Accounts payable	(5,839)	(3,480)
Accrued liabilities	(3,104)	988
Deferred revenue	(2,897)	(3,426)
Changes in other assets and liabilities	(4,781)	(226)
Net cash provided by operating activities	74,541	76,501

Investing activities
Purchases of property and equipment	(14,574)	(15,067)
Purchases of intangible assets	(2,930)	(3,897)
Proceeds from disposal of property and equipment	—	40
Acquisitions, net of cash acquired	(54,464)	—
Short-term deposits	—	(15,000)
Net cash used in investing activities	(71,968)	(33,924)

Financing activities
Net repayment of short-term borrowings	(5,998)	(1,199)
Acquisition of business, deferred consideration	(4,534)	(3,292)
Repurchases of common stock	(1,266)	—
Repayment of capital lease obligations	(123)	(84)
Net cash used in financing activities	(11,921)	(4,575)

Effect of exchange rate changes on cash and cash equivalents	(1,133)	(1,019)
Net (decrease)/ increase in cash and cash equivalents	(10,481)	36,983
Cash and cash equivalents at beginning of year	108,545	45,593
Cash and cash equivalents at end of period	$98,064	$82,576

Luxoft Holding, Inc

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended December 31,				Nine Months Ended December 31,
	2016	2016		2016	2016	2016		2016
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	20,007	10,231	(a)	30,238	55,328	30,839	(a)	86,167
Operating margin	9.7%	4.9%		14.6%	9.5%	5.3%		14.8
Net income	18,532	9,416	(b)	27,948	48,903	27,913	(b)	76,816
Diluted earnings per share	$0.55			$0.82	$1.44			$2.27

	Three Months Ended December 31,				Nine Months Ended December 31,
	2015	2015		2015	2015	2015		2015
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	23,043	7,254	(a)	30,297	64,247	20,168	(a)	84,415
Operating margin	13.4%	4.2%		17.6%	13.3%	4.2%		17.5
Net income	18,039	6,733	(b)	24,772	55,659	18,355	(b)	74,014
Diluted earnings per share	$0.52			$0.72	$1.62			$2.16

Luxoft Holding, Inc

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
(Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(a)	2016	2015	2016	2015
Adjustments to GAAP operating income
Stock-based compensation expense	$7,625	$5,335	$21,514	$13,762
Amortization of purchased Intangible assets	3,806	1,858	8,359	5,561
(Gain)/Loss from revaluation of contingent liability	(1,424)	61	(1,363)	845
Acquisition related costs	224	—	2,329	—
Total Adjustments to GAAP income from operations:	$10,231	$7,254	$30,839	$20,168

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(b)	2016	2015	2016	2015
Adjustments to GAAP net income
Stock-based compensation expense	$7,625	$5,335	$21,514	$13,762
Amortization of purchased Intangible assets	3,806	1,858	8,359	5,561
(Gain)/Loss from revaluation of contingent liability	(1,424)	61	(1,363)	845
Acquisition related costs	224	—	2,329	—
Tax effect of the adjustments	(815)	(521)	(2,926)	(1,813)
Total Adjustments to GAAP net income	$9,416	$6,733	$27,913	$18,355

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2016	2015	2016	2015
Net income	$18,532	$18,039	$48,903	$55,659
Adjusted for:
Interest (Income)/Expense	(6)	(61)	(10)	28
Income tax	3,217	3,211	8,620	9,536
Depreciation and Amortization	9,362	6,201	24,587	17,111
EBITDA	$31,105	$27,390	$82,100	$82,334
Adjusted for
Stock based compensation	7,625	5,335	21,514	13,762
(Gain)/Loss from revaluation of contingent liability	(1,424)	61	(1,363)	845
Acquisition related costs	224	—	2,329	—
Adjusted EBITDA	$37,530	$32,786	$104,580	$96,941

Luxoft Holding, Inc

Schedule of supplemental information
(Unaudited)

(In thousands; except percentages)

	Revenue for the three Months Ended December 31,
	2016		2015
Client location	Amount	% of sales	Amount	% of sales
U.S.	$71,177	34.4%	$52,262	30.4%
UK	50,230	24.3%	60,049	34.9%
Germany	32,471	15.7%	23,714	13.8%
Russia	12,633	6.1%	10,187	5.9%
Switzerland	8,235	4.0%	6,136	3.6%
Singapore	488	0.2%	2,080	1.2%
Rest of Europe	23,749	11.5%	11,956	7.0%
Other	7,941	3.8%	5,562	3.2%
Total	$206,924	100%	$171,946	100%

	Revenue for the nine months ended December 31,
	2016		2015
Client location	Amount	% of sales	Amount	% of sales
U.S.	$184,490	31.7%	$149,435	31.0%
UK	168,571	29.0%	172,041	35.7%
Germany	85,618	14.7%	62,122	12.9%
Russia	27,633	4.8%	26,225	3.1%
Switzerland	25,590	4.4%	14,777	5.4%
Singapore	3,905	0.7%	7,218	1.5%
Rest of Europe	63,766	11.0%	32,828	6.8%
Other	21,857	3.7%	16,897	3.6%
Total	$581,430	100%	$481,543	100%

	Revenue for the three Months Ended December 31,
	2016		2015
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$122,333	59.1%	$114,562	66.6%
Automotive and transport	32,717	15.8%	23,881	13.9%
Telecom	17,820	8.6%	9,306	5.4%
Technology	13,193	6.4%	11,361	6.6%
Healthcare	10,101	4.9%	—	—%
Travel and Aviation	6,510	3.1%	7,754	4.5%
Energy	3,324	1.6%	3,241	1.9%
Other	926	0.5%	1,841	1.1%
Total	$206,924	100%	$171,946	100%

	Revenue for the nine months ended December 31,
	2016		2015
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$367,837	63.3%	$330,808	68.7%
Automotive and transport	81,396	14.0%	55,958	11.6%
Telecom	46,813	8.1%	27,273	5.7%
Technology	34,069	5.9%	33,409	6.9%
Travel and Aviation	21,598	3.7%	21,804	4.5%
Healthcare	18,671	3.2%	—	—%
Energy	9,303	1.6%	9,515	2.0%
Other	1,743	0.2%	2,776	0.6%
Total	$581,430	100%	$481,543	100%

LUXOFT HOLDING, INC

Reconciliations of Non-GAAP Forward-looking Financial Measures to Comparable GAAP Forward-looking Measures

(Unaudited)

(In thousands of US dollars, except share, per share amounts and percentages)

Year Ended March 31, 2017
Revenue	$781,000

Net income	$55,906
Adjusted for:
Interest Expense	46
Income tax	10,316
Depreciation and Amortization	33,174
EBITDA	$99,442
Adjusted for:
Stock based compensation	28,274
Loss from revaluation of contingent liability	61
Acquisition related costs	5,177
Adjusted EBITDA	$132,954
Adjusted EBITDA margin	17.0%

Net income	$55,906
Adjusted for:
Stock-based compensation expense	28,274
Amortization of purchased Intangible assets	11,874
Loss from revaluation of contingent liability	61
Acquisition related costs	5,177
Tax effect of the adjustments	(4,649)
Total adjustment to Net Income	$40,737
Adjusted Net Income	$96,643
Diluted weighted average ordinary shares outstanding	33,967,797
Adjusted EPS	$2.85

	Year Ended March 31, 2017
	GAAP	Adjustments	Non-GAAP
Net income	$55,906	$40,737	$96,643
Diluted earnings per share	$1.65		$2.85